Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Scorpio Gold Corporation (the “Company”)

Suite 750, 1095 West Pender Street

Vancouver, BC V6E 2M6

Item 2	Date of Material Change

July 23, 2026

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through Newsfile Corp. and filed on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile on July 23, 2026.

Item 4	Summary of Material Change

On July 23, 2026, the Company closed its previously announced “best efforts” public offering of common shares at a price of C$0.25 per common share for aggregate gross proceeds of C$10,800,000.

Item 5	Full Description of Material Change

On July 23, 2026, the Company closed its previously announced “best efforts” public offering (the “Offering”) of common shares of the Company (the “Offered Shares”) at a price of C$0.25 per Offered Share for aggregate gross proceeds of C$10,800,000.

Velocity Capital Partners, as sole bookrunner, and Raymond James Ltd. (collectively, the “Agents”) acted as co-lead agents in connection with the Offering. Pursuant to the Offering, the Company issued a total of 43,200,000 Offered Shares, including 3,200,000 Offered Shares issued pursuant to the partial exercise of the Agents’ over-allotment option.

The Offered Shares were offered by way of a prospectus supplement (the “Prospectus Supplement”) filed in all of the provinces of Canada (other than the province of Québec) and dated July 17, 2026 that supplemented the Company’s short form base shelf prospectus dated July 6, 2026 (the “Base Shelf Prospectus”).

The net proceeds from the Offering will be used to fund exploration activities at the Company’s Manhattan Property and for general corporate and working capital purposes.

In consideration for the services provided by the Agents in connection with the Offering, the Company paid the Agents an aggregate cash commission of $613,500. As additional consideration, the Agents were also issued an aggregate of 2,454,000 non-transferable broker warrants (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one common share of the Company at a price of $0.25 per share for a period of twenty-four (24) months from the date of issuance.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

Zayn Kalyan, Chief Executive Officer and Director

Scorpio Gold Corporation

Telephone: (604) 252-2672

Item 9	Date of Report

July 23, 2026